Exhibit 14

Code of Ethics and
Business Conduct

A MESSAGE FROM JOHN THAIN AND RICHARD KETCHUM

For more than 200 years, integrity has been the cornerstone of our business. Integrity in the conduct of our business allowed us to capture the trust of the investing public and grow into the largest marketplace in the world. This value is so fundamental to our business that long ago it was permanently expressed in a carving on the facade of our building. As we face exciting new changes and challenges to our business, integrity in how we act and do business must remain our priority. Not only is it the right thing to do, it is essential to the success of our future as a global market and an employer of choice.

We are committed to leading by example, and serving as a model for our industry by supporting the highest ethical standards in everything that we do, at work and in our community. This Code will be our guidepost, but our expectation is that not only will we comply with the letter of its provisions, we will also act in accordance with its spirit.

To underscore our commitment to upholding these standards, we require all of our directors and employees to certify annually their commitment to and compliance with the Code. We encourage you to read our Code of Ethics and Business Conduct carefully and to raise any questions you may have with our Chief Ethics Officer.

John A. Thain	Richard G. Ketchum

HOW DO I USE THIS CODE?

Introduction

The NYSE Group, Inc. Code of Ethics and Business Conduct (the “Code”) has been adopted by our leadership and our Board of Directors and explains our basic ethical obligations. It outlines the principles, policies and values that govern the activities of our company. It is not meant to answer every question, but will provide you with a good starting point and the tools to make the right choices.

Who does this Code apply to?

This Code applies to the directors and employees of NYSE Group, Inc. and each of its subsidiaries (“NYSE Group”). In addition, other persons performing services for our company may be subject to the Code by contract or agreement.

You are expected to read the Code and make sure you understand it and are in compliance with it and any supporting policies that are available on our internal company website.

What are your responsibilities and obligations regarding this Code?

You are responsible for proactively promoting ethical behavior as a responsible partner in our work environment. You must promptly report any possible violations of this Code. You are responsible for completing all required training courses and compliance reports in a timely manner.

In addition to following the ethical standards set forth in this Code, you are also required to comply with both the spirit and the letter of all laws and regulations applicable to our business. We will not tolerate or condone unlawful or unethical acts.

DISCRIMINATION AND HARASSMENT

At NYSE Group, our people are our most valued resource. The diversity of our company is a tremendous asset that we value and respect. Our policies are designed to treat all of our employees fairly and to assist them in developing their full potential for contributing to the continuing strength of our organization. We are committed to providing all employees with a safe work environment free of bias, discrimination, intimidation, or harassment.

CONFLICTS OF INTEREST

A conflict of interest occurs when your private interest interferes in any way - or even appears to interfere - with the interests of NYSE Group. Conflicts of interest also arise when you or your family members receive improper personal benefits as a result of your position in our company.

You are expected to act on behalf of and in the interest of NYSE Group, without favor or preference based on possible direct or indirect personal gain. You must not place yourself in a position that would have the appearance of being in conflict with the interests of the company.

While it is impossible to specify all situations in which a conflict of interest might arise, we have provided some examples below:

•                  Outside Employment - Employees are expected to focus their energy and attention on their responsibilities at NYSE Group. Accordingly, an employee may not accept outside employment that would conflict with the interests of NYSE Group. Employees must get approval from their department head and the Chief Ethics Officer prior to accepting outside employment. Approved outside employment can not interfere in any way with the employee’s NYSE Group duties and responsibilities.

•                  Board Memberships - Occasionally an employee may be asked to serve on the board of directors of another organization. This can, in some cases, raise a conflict of interest. Employees may not serve on the boards of business corporations. Employees may serve on the boards of charitable, educational, or other non-profit boards, but must report this activity annually on the compliance report and may not serve on investment committees, render investment advice, or influence investment decisions.

•                  Vendor Relationships - If you are an employee with signing authority to commit NYSE Group to the purchase of goods or services in the amount of $1,000 or more, you must disclose any personal /financial interests and/or affiliations with NYSE Group vendors annually. You must also disclose any personal /financial interests and/or affiliations that you may have with vendors while they are bidding for business. Accordingly, your obligation can include disclosing relationships to vendors that are not currently doing business with us but may currently be under review as part of an RFP process.

•                  Meals, Gifts and Entertainment - At NYSE Group, we deal with many outside parties, including the firms we regulate, vendors, consultants, regulators, attorneys, hearing panel members and listed company representatives, to provide a few examples. Our business dealings with these individuals must be conducted using consistent and unbiased standards. Any meals, gifts and entertainment received or provided must be appropriate and must not compromise our reputation or our corporate values. You may not accept or solicit any gifts, entertainment or gratuities that could influence, or be perceived to influence, your business judgment. In addition, you may not provide gifts, entertainment or gratuities intended to influence, or that could be perceived as being provided with the intention of influencing, the business judgment of others.

INSIDER TRADING

NYSE Group is committed to obeying all laws designed to protect the investing public with respect to the use and disclosure of material information. Accordingly, you are required to comply faithfully with both the letter and the spirit of all laws, rules, and regulations, including the insider trading laws.

You may not effect any transaction in the securities of NYSE Group or another company involved with NYSE Group (for example, one of our listed companies or vendors) while you have material non-public information about that company.

Information is considered material if a reasonable investor would consider it important to his or her decision to engage in a stock transaction. Examples of this would be a significant upward or downward revision of earnings forecasts, a significant regulatory finding, a restructuring, a listing or de-listing, a major management change, or a significant acquisition or upcoming product launch.

You are responsible for knowing and abiding by company policies regarding securities trading and personal trading accounts in general.

CONFIDENTIAL INFORMATION AND PRIVACY

At NYSE Group, we may receive sensitive or non-public information from a variety of sources, including our listed companies and their employees, the firms we regulate and their employees, NYSE Group employees and others.

It is our policy to treat all such information as confidential and no such information should be disclosed except in the performance of assigned duties, or where the release of such information is authorized by the appropriate NYSE Group officer, or is required by law.

It is also our policy to treat internal documents concerning our operations and activities, the work, deliberations and decisions of our Boards of Directors, NYSE Group management, staff and NYSE Group committees as confidential. Such information shall be disclosed only as authorized by the General Counsel.

No one shall directly or indirectly use any confidential information for personal gain.

Employees who routinely handle confidential information pertaining to original or continued listings standards and employees in NYSE Regulation should refer to appropriate departmental policies. All employees are expected to be vigilant in ensuring the appropriate relationship between regulatory and market activities, including the need to preserve the confidentiality of non-public regulatory information.

PROPER USE OF COMPANY ASSETS

Employees are provided with work stations, telephones, cellular phones, phone cards, personal computers, electronic mail systems and other tools to assist you in the performance of your job. Although we recognize that some reasonable personal use of these systems may be appropriate, these assets also include intellectual and proprietary information such as trade secrets, software applications, product plans, documentation of business systems and other business data that are to be used only for authorized business purposes. Corporate property or information may not be used for personal gain or to engage in outside business activities. We reserve the right to monitor the use of our company assets, including all forms of electronic communications.

CORPORATE OPPORTUNITIES

You are prohibited from taking for yourself personally opportunities that are discovered through the use of corporate property, information or position. You may not use corporate property, information, or position for personal gain. You may not compete with our company. Each of us owes a duty to the company to advance its legitimate interests when the opportunity to do so arises.

FAIR DEALING

You must observe the highest standards of ethical conduct in dealing with the outside parties with which we do business, including firms we regulate, vendors, consultants, competitors, regulators, attorneys, hearing panel members and listed company representatives. NYSE Group competes for its business fairly. Accordingly, you may not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

WAIVERS OF THE CODE OF ETHICS

Any waiver of this Code for directors or executive officers may be made only by the Board of Directors or an authorized committee of the Board and will be promptly disclosed as required by any applicable laws, rules and regulations. There may be certain situations when recusal may be sufficient to avoid a conflict of interest or the appearance of a conflict of interest.

REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

If you believe that there has been a violation of a provision of our Code, you are expected to bring the matter in good faith to the attention of your supervisor or manager, the Chief Ethics Officer, Human Resources, the Office of the General Counsel or Corporate Audit/Regulatory Quality Review. You may make reports by telephone, through e-mail, in person, through the EthicsPoint website or toll free helpline, or through our internal helpline or intranet. You have a personal responsibility to report activity that appears to violate this Code or any laws, rules, or regulations. All reported matters will be investigated as promptly and confidentially as possible. The company will take corrective action and make necessary changes. You are expected to cooperate with lawful investigations into allegations that our Code, policies or laws have not been followed.

PROHIBITION AGAINST RETALIATION

NYSE Group will not tolerate retaliation against any person who brings an ethics or compliance issue to our attention in good faith. Individuals who raise concerns or who help to resolve reported matters are protected against retaliation.

WHERE TO GO FOR HELP

If you are faced with an ethical problem and not sure what to do, speak up and get the advice and guidance you need. Keep asking questions until you are certain you are doing the appropriate thing.

Who should I contact for help?

An employee’s supervisor is a good place to start. However, if you feel uncomfortable speaking with your supervisor, or your issue in not promptly resolved, you should contact the next level of management.

You may also get help or advice from:

•                  Chief Ethics Officer

•                  Human Resources

•                  Office of the General Counsel

•                  Corporate Audit/Regulatory Quality Review

•                  NYSE Regulation, Inc.

o                 General Counsel

o                 Chief of Staff

If you are ever unsure about where to go, uncomfortable about using one of the other resources identified above, or wish to raise an issue anonymously, you may report a matter or get help through EthicsPoint. EthicsPoint is operated by an independent company that provides you with a website and toll free number to report ethics matters:

EthicsPoint - www.ethicspoint.com

(866) 294-4493 (toll free number)

In addition to EthicsPoint, you may also report matters through our internal helpline and intranet page as follows:

NYSE Ethics Helpline at (212) 656-CALL

To report a matter through our company intranet, use the “contact us” feature on our intranet homepage.